UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 22)

Point.360

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

730507 100

(CUSIP Number)

Haig S. Bagerdjian
2701 Media Center Drive

Los Angeles, CA 90065

(818) 565-1400

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 730507 100

1.	Name of Reporting Person Haig S. Bagerdjian I.R.S. Identification No. of above person (entities only) Not applicable
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,228,537 shares (1)
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 7,228,537 shares (1)
	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,228,537 shares (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 54.4%
14.	Type of Reporting Person IN

(1)	Includes, in addition to 6,688,537shares owned of record by Mr. Bagerdjian, 540,000 shares underlying vested (or to become vested within 60 days of the date hereof) stock options granted to Mr. Bagerdjian.
(2)	Based upon 12,740,506 shares of the Common Stock of Point.360 outstanding as of December 12, 2016.

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Item 1. Security and Issuer

This Amendment No. 22 to Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Point.360, a California corporation (the “Company”), the principal executive offices of which are located at 2701 Media Center Drive, Los Angeles, CA 90065.

Item 2. Identity and Background

(a)       This Schedule 13D is filed by Haig S. Bagerdjian.

(b)       The principal business address of Mr. Bagerdjian is 2701 Media Center Drive, Los Angeles, CA 90065

(c)       Mr. Bagerdjian's principal occupation is Chairman, President and Chief Executive Officer of the Company. The Company is principally engaged in servicing the post-production needs of entertainment studios, corporations, and independent producers. The Company's address is 2701 Media Center Drive, Los Angeles, CA 90065.

(d) and (e) During the last five years, Mr. Bagerdjian (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Bagerdjian is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The information contained in Item 4 is incorporated by reference into this Item 3.

Item 4. Purpose of the Transaction

On August 26, 2016, Mr. Bagerdjian purchased 110,000 shares of the Company’s Common Stock pursuant to stock option agreements between Mr. Bagerdjian and the Company for $54,000 (an average price of $0.49 per share).

In December 2016, options to purchase 180,000 shares of the Common Stock subject to stock option agreements between Mr. Bagerdjian and the Company became beneficially owned since the shares will become vested within 60 days, increasing Mr. Bagerdjian’s ownership of vested options from 360,000 to 540,000.

Depending upon market conditions and other factors that Mr. Bagerdjian deems material, after the date of this Schedule 13D, (i) Mr. Bagerdjian may purchase additional shares of Common Stock or other securities of the Company in the open market, in private transactions or from the Company, or may dispose of all or a portion of the shares of Common Stock or other securities of the Company that he now owns or hereafter may acquire, and (ii) Mr. Bagerdjian may develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Company, including a possible future sale of the Company. Mr. Bagerdjian does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions. Mr. Bagerdjian reserves the right to formulate plans or make proposals, and take such actions with respect to his investment in the Company, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as he may determine.

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Item 5. Interest in Securities of the Issuer

The disclosures in Item 4 above are incorporated by reference into this Item 5.

Mr. Bagerdjian is the beneficial owner of 7,228,537 shares of Common Stock, constituting 54.4% of such class. Of such shares, (A) 6,688,537 shares are owned of record by Mr. Bagerdjian, who has sole power to vote, direct the vote of, dispose of, and direct the disposition of, such shares; and (B) 540,000 shares may be purchased by Mr. Bagerdjian from the Company upon the exercise of vested stock options (including options that will vest within 60 days) granted to Mr. Bagerdjian.

Except in connection with the shares described in Item 4 to this Schedule 13D, Mr. Bagerdjian has not effected any transactions in the Common Stock during the sixty days prior to the date of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosures in Item 4 to Amendments No. 1 through 21 to this Schedule 13D are incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 12, 2016	/s/ Haig S. Bagerdjian HAIG S. BAGERDJIAN

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